                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*



                       CHOICE HOTELS INTERNATIONAL, INC.
        ---------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
        ---------------------------------------------------------------

        ---------------------------------------------------------------
                        (Title of Class of Securities)


                                  169905-10-6
        ---------------------------------------------------------------
                                (CUSIP Number)


                       Patricia Bowditch  (301) 495-4400

           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
        _______________________________________________________________
                 (Name, Address and Telephone Number of Person
                       Authorized to Receive Notices and
                                Communications)


                                April 19, 1999
        ---------------------------------------------------------------

                 (Date of Event which Requires Filing of this
                                  Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6                13D                             Page 2 of 4


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Realty Investment Company, Inc.
        Federal ID #:  53-0197749

2    Check the Appropriate Box if a Member of a Group*
     (a)  ( )     (b)  (  )

3    SEC Use Only

4    Source of Funds
        00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)    (  )

6    Citizenship or Place of Organization
     State of Maryland

Number of Shares Beneficially
   Owned by Each Reporting Person with:


     7     Sole Voting Power             3,567,869

     8     Shared Voting Power                   0

     9     Sole Dispositive Power        3,567,869

     10    Shared Dispositive Power              0


11   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,567,869


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     6.5%

14   Type of Reporting Person

     CORP

CUSIP No. 169905-10-6                13D                             Page 3 of 4


Item 1.    Security and Issuer


           (a)   Name of Issuer:
                 Choice Hotels International, Inc.
           (b)   Address of Issuer's Principal Executive Offices:
                 10750 Columbia Pike
                 Silver Spring, MD  20901
           (c)   Title and Class of Securities:
                 Common Stock

Item 2.    Identity and Background

           (a)   Name:
                 Realty Investment Company, Inc. ("Company")
           (b)   Business Address:
                 8737 Colesville Road, Suite 800
                 Silver Spring, MD  20910

           (c) Present Principal Employment: The Company is engaged in real estate development and management and other investment activities

           (d)   Record of Convictions:
                 N/A
           (e)   Record of Civil Proceedings:
                 N/A
           (f)   Citizenship:
                 N/A

Item 3.    Source and Amount of Funds or Other Consideration

           The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4.    Purpose of Transaction

           The Company is a closely held Company owned by Stewart and Jane Bainum and their four adult children Stewart Bainum, Jr., Barbara Bainum, Roberta Bainum, and Bruce Bainum. The voting and dispositive authority for the shares of the issuer owned by the Company have previously been reported on the Forms 13 filed by certain shareholders. The Reporting Person continues to hold the shares for investment purposes. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

           (a)  Amount and percentage beneficially owned:
                Reporting Person:

                3,567,869 shares

CUSIP No. 169905-10-6                13D                             Page 4 of 4


           (b)  Number of shares as to which such person has:

                (i)    Sole Voting Power            3,567,869

                (ii)   Shared Voting Power                  0

                (iii)  Sole Dispositive Power       3,567,869

                (iv)   Shared Dispositive Power             0


           (c) A schedule of transactions effected in the last sixty days is as follows:

                Not applicable.

           (d)  Ownership of more than five percent on behalf of Another Person:

                To the extent that shares of the issuer identified in Item 5(a) are held by a corporation, the shareholders have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in the Company. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

           (e)  Ownership of Less than Five Percent:

                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not applicable.

Item 7.    Material to be Filed as Exhibits

           None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 28, 1999


                         Realty Investment Company, Inc.


                         BY:/s/Stewart Bainum, President
                         _______________________________________________